Exhibit 99.1

AMARIN ANNOUNCES ANNUAL GENERAL MEETING CONCLUDED

DUBLIN, Ireland, July 31, 2008 - Amarin Corporation plc (NASDAQ: AMRN)  announced that at its Annual General Meeting (AGM) held in Dublin today, shareholders approved all of the thirteen resolutions set out in the AGM notice.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs, including AMR101 for hypertriglyceridemia, capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com